UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Harley-Davidson, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

412822108

(CUSIP Number)

H Partners Management, LLC

888 Seventh Ave.

29th Floor

New York, NY 10019

Attn: Rehan Jaffer

(212) 265-4200

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412822108

1	NAME OF REPORTING PERSON

H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 412822108

1	NAME OF REPORTING PERSON

Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 412822108

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2021 (the “Schedule 13D”), by the Reporting Persons named therein is hereby amended and supplemented by this Amendment No. 1 to the Schedule 13D (“the “Amendment No. 1”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares purchased by certain affiliated funds managed by H Partners Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 12,600,000 Shares beneficially owned by H Partners Management is approximately $379,457,666, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 2, 2022, H Partners Management and certain of its affiliates (collectively, “H Partners”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, regarding the appointment of an H Partners representative to the Issuer’s board of directors (the “Board”), and certain related matters. The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Cooperation Agreement, the Issuer appointed Jared Dourdeville to the Board as a director, and Mr. Dourdeville was appointed to the Nominating and Corporate Governance Committee (the “Nominating Committee”) and the Human Resources Committee of the Board.

During the period ending on the later of (i) the earlier of (x) 30 days prior to the deadline to submit director nominations for the Issuer’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”) that are not to be included in the Issuer’s proxy materials for the 2023 Annual Meeting pursuant to the Issuer’s Articles of Incorporation and By-laws and (y) 100 days prior to the first anniversary of the Issuer’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”), and (ii) 10 days after Mr. Dourdeville (or any replacement) is no longer serving on the Board, H Partners has agreed to certain standstill provisions, including, among other things, agreeing not to (i) acquire ownership (beneficial or otherwise) in excess of 14.99% of the Issuer’s then outstanding shares, (ii) nominate or recommend for nomination any person for election to the Board, (iii) submit any proposal for consideration at, or bring any other business before, any shareholder meeting, or (iv) solicit any proxy, consent, or other authority to vote of shareholders or conduct any other referendum (including any “withhold,” “vote no,” or similar campaign) with respect to, or from the holders of, the Issuer’s shares.

Pursuant to the Cooperation Agreement, H Partners has also agreed to vote its Shares at the 2022 Annual Meeting (i) in favor of the slate of directors recommended by the Board, (ii) against the election of any nominee for director not approved, recommended, and nominated by the Board for election, and (iii) in accordance with the Board’s recommendation with respect to any other matter or proposal presented at any such meeting, subject to certain exceptions relating to business combination transactions. The Cooperation Agreement also includes certain confidentiality provisions and a mutual release of any and all claims between H Partners and the Issuer occurring or arising at any time on or prior to the date of the execution of the Cooperation Agreement.

4

CUSIP No. 412822108

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated in their entirety to read as follows:

As of February 2, 2022, the Reporting Persons beneficially own an aggregate of 12,600,000 Shares, or approximately 8.2% of the 153,876,904 Shares outstanding as of October 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

(a) and (b)

1) H Partners Management beneficially owns 12,600,000 Shares, constituting approximately 8.2% of the Shares outstanding. H Partners Management may be deemed to have sole voting power and sole investment power with respect to all the Shares referred to in the previous sentence.

2) Mr. Jaffer, as the managing member of H Partners Management, may be deemed to beneficially own 12,600,000 Shares, constituting approximately 8.2% of the Shares outstanding. Mr. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the Shares referred to in the previous sentence.

The filing of this Amendment No. 1 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c) The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule A and incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in Schedule A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 2, 2022, the Reporting Persons entered into the Cooperation Agreement defined and described in Item 4 above and attached hereto as Exhibit 99.1.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, by and among Harley-Davidson, Inc. and H Partners Management, LLC and certain of its affiliates, dated February 2, 2022.
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CUSIP No. 412822108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

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CUSIP No. 412822108

SCHEDULE A

Transactions in the Common Stock Since the Filing of the Schedule 13D

Date	Nature of Transaction	Amount of Securities Purchased/(Sold)	Average Price ($)
01/11/2022	Purchase of Common Stock*	300,000	39.0400
01/11/2022	Sale of Common Stock*	(300,000)	39.0400
01/14/2022	Purchase of Common Stock	50,000	37.9090
01/18/2022	Purchase of Common Stock	110,000	36.1977
01/19/2022	Purchase of Common Stock	40,000	35.6807
01/24/2022	Purchase of Common Stock	100,000	33.2340

* Represents an internal rebalancing trade.